UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 9 May 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes               No X

Au
Golpu pre-feasibility study on track
Optimising of asset portfolio continued
• sale of Rand Uranium completed
• sale agreement signed for Evander
Gold production lower than planned
Deferred tax credit of R652 million (US$84 million)
ESOP launched for employees
HEPS of 234 SA cents (30 US cents)
KEY FEATURES
Shareholder information
Issued ordinary
share capital at
31 March 2012
431 471 444
Issued ordinary
share capital at
31 December 2011
431 312 677
Market capitalisation
At 31 March 2012
ZARm
35 980
At 31 March 2012
US$m
4 688
Harmony ordinary share and ADR prices
12 month high
(1 April 2011 –
31 March 2012)
for ordinary shares
R115.75
12 month low
(1 April 2011 –
31 March 2012)
for ordinary shares
R82.88
12 month high
(1 April 2011 –
31 March 2012)
for ADRs
US$15.57
12 month low
(1 April 2011 –
31 March 2012)
for ADRs
US$10.70
Free float
Ordinary shares
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter
(1 January 2012 –
31 March 2012
closing prices)
R82.88 – R101.75
Average daily volume
for the quarter
(1 January 2012 –
31 March 2012)
1 638 216 shares
New York Stock Exchange, Inc
including other
US trading
HMY
Range for quarter
(1 January 2012 –
31 March 2012
closing prices)
US$10.70 – US$13.31
Average daily volume
for the quarter
(1 January 2012 –
31 March 2012)
2 115 404 shares
RESULTS FOR THE THIRD QUARTER FY12
ENDED 31 MARCH 2012
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228
FINANCIAL SUMMARY FOR THE THIRD QUARTER AND NINE MONTHS
ENDED 31 MARCH 2012
*Nine
*Nine
months
months
*Quarter
*Quarter
Q-on-Q
ended
ended
March
December
Variance
March
March
Variance
2012
2011
%
2012
2011
%
Gold
– kg
8 753
10 718
(18)
29 678
30 383
(2)
produced
– oz
281 415
344 592
(18)
954 169
976 834
(2)
Cash costs
– R/kg
293 842
249 356
(18)
267 959
221 166
(21)
– US$/oz
1 182
958
(23)
1 089
962
(13)
Gold sold
– kg
8 559
11 000
(22)
29 507
30 631
(4)
– oz
275 177
353 658
(22)
948 671
984 811
(4)
Gold price
– R/kg
419 649
438 183
(4)
418 749
300 386
39
received
– US$/oz
1 688
1 683
–
1 703
1 324
29
Operating
– R million
1 123
2 077
(46)
4 507
2 374
90
profit
(1)
–
US$
million      145 257
(43)
590
336
76
Basic earnings – SAc/s
235
243
(3)
589
154
282
per share*
– USc/s
30
30
–
77
22
250
Headline
– Rm
1 007
1 041
(3)
2 460
826
198
earnings*        –
US$m
130             129              1           322           117            175
Headline
– SAc/s
234
242
(3)
571
192
198
earnings
– USc/s
30
30
–
75
27
178
per share*
Exchange rate
– R/US$
7.73
8.10
(5)
7.65
7.06
8
* Including discontinued operations.
(1) Operating pro t is comparable to the term production pro t in the segment report in the nancial statements and not to the operating pro t line in the income statement.
Q3 FY12

2

Forward-looking statements
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform
Act of 1995 with respect to Harmony’s nancial condition, results of operations, business strategies, operating ef ciencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are “forward-looking statements”
for the purpose of the safe harbour provided by Section 21E of the
U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts.
These statements include nancial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identi ed by the words “expect”, “anticipates”,
“believes”, “intends”, “estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of
Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates re ecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.
As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report.
Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated ef ciencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; uctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.
Harmony’s Integrated Annual Report,
Notice of Annual General Meeting, its
Sustainable Development Report and its
Annual Report led on a Form 20F with
the United States’ Securities and Exchange
Commission for the year ended
30 June 2011 are available on our
website: www.harmony.co.za
3 Chief executive officer’s review
5 Financial overview
6 Operational overview
6
Group operating results
6
Build-up and steady operations
6 Doornkop
6 Kusasalethu
7 Phakisa
7 Hidden Valley
7 Masimong
7 Target
1
7 Target
3
7 Tshepong
8     Other operations
8 Bambanani
8 Steyn
2
8 Evander
8 Joel
8 Unisel
9
Total South African surface operations
9 Kalgold
9 Phoenix
(tailings)
9 Surface
dumps
10 Development
11 Exploration highlights
14 Operating results (Rand/Metric) (US$/Imperial)
16 Condensed consolidated income statements (Rand)
17 Condensed consolidated statements of comprehensive income (Rand)
17 Condensed consolidated statements of changes in equity (Rand)
18 Condensed consolidated balance sheets (Rand)
19 Condensed consolidated cash flow statements (Rand)
20 Notes to the condensed consolidated financial statements
23 Segment report (Rand/Metric)
24 Operating results (US$/Imperial)
26 Condensed consolidated income statements (US$)
27 Condensed consolidated statements of comprehensive income (US$)
27 Condensed consolidated statements of changes in equity (US$)
28 Condensed consolidated balance sheets (US$)
29 Condensed consolidated cash flow statements (US$)
30 Segment report (US$/Imperial)
31 Development results – Metric and Imperial
32 Contact details
Competent person’s declaration
Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC).
Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Reserves and resources South Africa:
Jaco Boshoff, Pri Sci Nat, who has 16 years’ relevant experience and is registered with the South African Council for Natural Scienti c
Professions (SACNASP).
Reserves and resources PNG:
Stuart Hayward for the Wa -Golpu mineral resources, Gregory Job for the Golpu mineral reserve, James Francis for the Hidden Valley mineral resources and Anton Kruger for the Hidden Valley mineral reserve. Messers Job, Francis and Kruger are corporate members of the Australian Institute of Mining and Metallurgy and Mr Hayward is a
member of the Australian Institute of Geoscientists. All have relevant experience in the type and style of mineralisation for which they are reporting, and are competent persons as de ned by the code.
These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. Mr Boshoff and Mr Job are full-time employees of
Harmony Gold Mining Company Limited and Mr Hayward is a full-time employee of Wa -Golpu Services Limited. Mr Francis and Mr Kruger are
full-time employees of Newcrest Mining Limited (Newcrest). Newcrest is
Harmony’s joint venture partner in the Morobe Mining Joint Venture on the Hidden Valley mine and Wa -Golpu project.

Chief executive officer’s review
We have made excellent strides in the last couple of years in achieving our stated strategy of creating a sustainable company that generates free cash flow that funds dividends and growth. The March 2012 quarter has been a difficult quarter and we have to ensure we continue to improve on all fronts – safety, production and returns.
Gold production in the March 2012 quarter was negatively impacted by a number of factors, some unexpected. This resulted in a reduction of gold production, the details of which are explained below in the commentary on operational results (pages 6 to 9).
It was with great excitement that we announced the launch of
Harmony’s employee share trust in March 2012, a venture that recognises the importance of the employees who sustain our business.
Our employees are our ‘human gold’. A core focus for Harmony therefore continues to be the improvement in safety and health of our employees and some good initiatives were undertaken that will improve this substantially going forward.
Safety
Given the high-risk nature of many of our underground operations, the safety, health and well-being of our people is our foremost priority. As part of our efforts to continually improve our safety, a number of audits were conducted by an external party during the quarter to identify potential areas of improvement in our safety strategy. Following the review, an improved safety framework for Harmony is being developed and we expect this to be rolled out during the next 12 months.
In the short term, a high level internal safety audit team, consisting of mining and safety experts, has been established. The main objective of this team is to verify conditions in the risk areas at Harmony’s operations and establish the effectiveness of the management systems that are in place to ensure the safety of employees. The team will also review the level of implementation of strategic health and safety programmes and standards at all operations.
Despite our best efforts to curb fatalities, it is with deep regret that
I report that five of our colleagues died in work-related incidents during the quarter. Those who died were: Zanekhaya Meteawdaba
(belt attendant, Doornkop), Lefy David Ntsihlele (engineering assistant,
Doornkop), Johannes Leepile and Zukisa Mentile (both winch operators at Kusasalethu) and Lisene Phidalis Rankopane (boilermaker aide at
Bambanani West). I would like to extend my deepest condolences to their families, friends and colleagues.
Operations that showed significant improvements in safety trends during the quarter were Tshepong, Bambanani and Evander. In
addition, Target 1, Target 3, Kalgold, Joel, Phakisa and Masimong are
fatality-free for the year to date.
Other significant safety achievements during the quarter were the following:
• Kalgold operations 2 500 000 fatality-free shifts
• Harmony One Plant 1 250 000 fatality-free shifts
• Target 1 shaft 1 000 000 fatality-free shifts
• Masimong 2 237 688 fall of ground
fatality-free shifts
• Doornkop 4 897 318 fall of ground
fatality-free shifts.
Health
Our pro-active approach to the health and wellness of our employees continue and we are continually investing in healthcare through policies, procedures and training, to achieve the optimal consolidated health and business solution for employees’ wellness and productivity improvement.
See our 2011 Sustainable Development Report for more details on our website www.harmony.co.za.
Gold market
Although the gold price received decreased from R438 183/kg in the
December 2011 quarter to R419 649/kg in the March 2012 quarter, a
4% variance, the R/kg gold price still provides us with a strong margin.
The US dollar gold price remained fairly constant at US$1 688/oz, marginally up from the US$1 683/oz recorded in the December 2011 quarter. We believe that the gold price will strengthen in the long term as the same fundamentals are still in place and the uncertainty in the world-wide markets continues to support a higher gold price.
As we have no control over the gold price or the strength of the rand we have to continue to focus on factors within our control, such as safety, productivity, production and cost control.
Operational results
Gold production decreased by 18% (1 965kg) in the March 2012 quarter to 8 753kg from 10 718kg in the December 2011 quarter. The rand per kilogram unit cost for the March 2012 quarter increased by 18% from
R249 356/kg in the December 2011 quarter to R293 842/kg in the quarter under review. This was due to an 18% decrease in the gold produced.
A number of factors contributed to a weaker than expected
performance during the quarter:
• The festive season and public holiday disruptions associated with the March 2012 quarter;
• Safety stoppages;
• Shifts lost due to the one day protected strike of the Congress of
South African Trade Unions (COSATU);
• High rainfall in Papua New Guinea impacted gold production at
Hidden Valley negatively;
• The upgrade of the infrastructure at Doornkop resulted in gold production at this shaft being 44% lower quarter on quarter
(as guided in February 2012);
• Lower than expected recovered grades at most of our shafts contributed to a 13% decline in underground grade. Face grades are in line with geo-statistical models and, apart from Bambanani and Target 3, the face grades and shaft call factors at all the shafts improved. Belt grades, across almost all operations, were not in line with our plans – mainly as a result of the square metres not being blasted due to safety stoppages and high grade panels
underperforming.
Disposal of interest in Rand Uranium and Evander
Investment in Rand Uranium (Pty) Limited
The sale transaction with Gold One International Limited (Gold One) was concluded on 6 January 2012, with the first payment of US$24 million
(R193 million) being received on that day. The outstanding amount as at 31 March 2012 was R108 million. Subsequent to the March 2012 quarter-end, additional payments were received from Gold One in respect of the sale.

Results for the third quarter FY12
ended 31 March 2012
Evander Gold Mines Limited
A sale of share and claims agreement was signed on 30 January 2012 with Pan African Resources plc and Witwatersrand Consolidated
Gold Resources Limited (the Consortium). The disposal will be for an aggregate purchase consideration of R1.7 billion, less certain distributions made by Evander to Harmony between 1 April 2012 and the close of the transaction.
The transaction is subject to, among others, the following conditions precedent:
• the Consortium raising the required funding comprising of debt and/or equity;
• each of the Consortium members obtaining the requisite
shareholder approval for the acquisition; and
• obtaining all relevant regulatory approvals.
Wafi-Golpu
Eight drilling rigs were operating by the end of the quarter. Two of which were engaged on geotechnical assessment for the proposed decline and mine infrastructure locations and six were engaged on further definition of the Golpu orebody. The initial Golpu pre-feasibility report will be subject to various internal discussions and review between
Harmony and its joint venture partner, Newcrest Mining Limited.
The study gating process with technical experts from both companies as well as external independent reviewers for each key discipline commenced in April 2012. The outcomes of  the pre-feasibility study will be shared with investors during the September 2012 quarter.
Environmental management
Renewable energy initiatives and carbon trading
Harmony has initiated a number of energy efficiency projects which have resulted in emission reductions for the group. In FY11, Harmony reduced its electricity consumption by 48.5GWh, decreasing emissions by 48 500t CO
2
e (CO
2
e= carbon dioxide equivalents). The Company
has identified many other projects to implement. To this end, Harmony and Nedbank are in the process of registering three projects under the clean development mechanism for carbon trading.
The Free State rehabilitation programme
The Free State rehabilitation programme has been geared towards reducing environmental liability, eliminating potential safety and health exposures to both our people and society in general, as well as assisting the Free State Province in meeting some of its socio-economic imperatives especially job creation.
The Free State rehabilitation programme is progressing very well.
In the year to date, rehabilitation work has been performed at the following sites:
• Virginia 2 Shaft, its plant and hostel;
• Brand 1, 2 and 3 shafts;
•      Saaiplaas plant;
• Saint Helena 2 shaft and hostel;
• Saint Helena 4 shaft;
• Saint Helena plant;
• Steyn 1 shaft; and
• Freddies 7 shaft.
These initiatives coupled with the Masimong hostel conversion project resulted in a total reduction in our rehabilitation liabilities of R60 million. This represents a 3% reduction of Harmony’s overall rehabilitation liability.
Other initiatives underway that will further contribute to the reduction of the rehabilitation liability include:
• Reclaiming of waste rock dumps;
•   Slimes retreatment through Saaiplaas plant which liberates a surface footprint and results in an improved footprint on the placement dam.
Launch of Harmony’s employees share trust:
The employee share trust was successfully launched on 15 March 2012 with a lot of excitement from organised labour representatives and employees in general. The trust will be known as the Tlhakanelo
Employee Share Trust.
Conclusion
During the next quarter we will continue to improve our safety performances across the company to reduce stoppages. To ensure an immediate uplift in grade, the top 10 higher grade panels at each operation will be focused on. A standardised short interval control monitoring initiative has also been rolled out to all the Harmony operations at the beginning of April 2012. As a result, production performances will be monitored on a daily basis, assisting us in identifying potential production challenges and addressing these immediately. In addition, we will increase the discipline on clean mining.
Graham Briggs
Chief executive officer

Financial overview
Net profit
The net profit for the March 2012 quarter was R1 014 million,
3% lower than the previous quarter. This was due to the gross profit being 62%  lower at R501  million offset by a deferred tax credit of
R652 million.
The net profit for the nine months ended 31 March 2012 was
R2 538 million compared to R659 million for the corresponding nine months of the previous year. This was as a result of the significant higher gold price received for the period of R418 749/kg versus
R300 386/kg the previous year.
Taxation
Included in the large deferred taxation credit is an amount of
R605  million related to the change in the mining tax rate formula.
Prior to the change, some of our subsidiaries were exempt from paying
Secondary Tax on Companies (STC) when declaring a dividend, but had to pay a higher mining tax rate.
With the repeal of STC and the introduction of the Dividend Tax, the higher gold mining tax rate formula was removed. The change in the mining tax rate affected the calculation of deferred tax, resulting in lower deferred tax balances.
The lower statutory tax rate would result in a lower tax liability over the life of mine and therefore a lower average deferred tax rate. Applying these lower rates to the temporary differences balances at the beginning of the year will result in a change in estimate of R605 million which has been credited to the taxation line in the income statement in the quarter ended 31 March 2012.
Discontinued operations and assets and liabilities of disposal group classified as held for sale
Evander Gold Mines Limited has been classified as a disposal group held for sale following the signing of a sales agreement on 30 January 2012.
It has also been classified as a discontinued operation. The comparative information in the income statement for all periods shown has been re-presented accordingly.
Earnings per share
Total basic earnings per share for the March 2012 quarter decreased from 243 SA cents to 235 SA cents per share. Total headline earnings per share decreased from earnings of 242 SA cents per share to
234 SA cents per share.
For the nine month period to March 2012, total headline earnings per share amounts to 571 SA cents per share compared to 192 SA cents per share for the corresponding period in the previous year.
Capital
Total capital expenditure for the March 2012 quarter was R767 million, a R15 million decrease in comparison to the December 2011 quarter
(R782 million). Capital expenditure at most SA operations decreased with Bambanani and Phakisa being the exceptions. Capital at
Bambanani increased by R11 million for the backfill plant. Total capital spent at Hidden Valley increased by R29 million and Wafi-Golpu increased by R34 million.
Deferred tax liabilities
The change in the deferred tax rates (discussed above under Taxation)
resulted in the reduction of the deferred tax liabilities.
Cash flow
The strong cash generated by operating activities for the nine months ended March 2012 of R3.2 billion paid for capital expenditure of
R2.2 billion and reduced the net debt significantly.
Dividend Tax (DT)
The Minister of Finance announced in his budget speech in
February 2012 that DT will be implemented effective 1 April 2012, at a rate of 15%. The dividend tax replaces the current Secondary
Tax on Companies (STC). While STC was payable by the Company, the DT is normally levied on the shareholder, or the person
entitled to the benefit of the dividend.
According to the new legislation, regulated intermediaries
(e.g.  share registrars and stockbrokers) will withhold the
DT  amount before the dividend is paid out. All South African companies and several other bodies are exempt from DT, while
South African natural person shareholders will be liable for
DT at 15%.
Foreign investors may be eligible for a reduced rate or be able to claim credit from taxes withheld depending on the relevant double tax treaty between South Africa and the relevant country.
The legislation allows for credits accumulated under STC to
be carried forward and may be utilised within three years of the introduction of DT. Harmony had STC credits amounting
to R151  million at 31 March 2012 which will be available for offset against future dividends. This means that no DT needs to be withheld on the next R151 million of dividend paid out by the
Company, irrespective of the category of shareholder. If such a shareholder is a resident company these credits can be passed on to their beneficial shareholders.

Results for the third quarter FY12
ended 31 March 2012
Operational overview
GROUP OPERATIONAL RESULTS
March
December
%
Indicator                        Units
2012
2011
variance
Tonnes 000
4 595 4 542 1
Grade (total)
g/t                1.90
2.36 (20)
Underground
grade                       g/t                4.24
4.85
(13)
Gold produced
Kg
8 753 10 718 (18)
Cash operating costs     R/kg
293 842 249 356 (18)
Operating profit
R’000   1 122 827       2 077 067
(46)
Continuing operations (excludes Evander)
March
December
%
Indicator                         Units
2012
2011
variance
Tonnes 000 4 423 4 388 1
Grade (total) g/t 1.78 2.24 (21)
Underground grade
g/t
4.06
4.70
(14)
Gold produced Kg 7 891 9 824 (20)
Cash operating costs R/kg 302 215 252 602 (20)
Operating profit R’000 948 916     1 881 458 (50)
Gold production was 18% lower than the previous quarter at 8 753kg.
An estimated 600 kilograms were lost due to safety stoppages alone.
In addition, the operations’ grade performance was poor, with overall recovered grade being 20% lower than the December 2011 quarter at 1.90g/t and underground grade being 13% lower at 4.24g/t. The reasons for the underperformance in grade are the following:
•
belt grades, across almost all operations, were not in line with our plans – mainly as a result of the square metres not being blasted due to safety stoppages and high grade panels underperforming;
•
more development waste was hoisted with ore at Kusasalethu and
Masimong (the mixing of waste with ore is being addressed at both operations);
•     One Plant – which processes the ore from Tshepong, Phakisa,
Masimong, Bambanani, Steyn 2 and Unisel – had an exceptional plant call factor of 115% in December 2011. The March 2012
quarter is therefore much lower and more normalised at 104%;
•     in the Free State, where one fatality occurred, we had a total of eight Section 54* safety-related stoppages, resulting in the loss of 368 kilograms. On average, following a Section 54* stoppage, it takes up to three days to safely restart operations. After one reportable accident at Unisel, Bambanani, Steyn 2, West Shaft and
Unisel were all stopped as they are all the responsibility of one general manager. This resulted in a production loss of 21 days
(cumulative);
•
at Doornkop, 17 production days on South Reef (high grade) were lost due to the infrastructure upgrade announced in February 2012, while the lower grade Kimberley Reef continued to be mined,
resulting in a drop in face grade; and at Joel, 14 production days were lost due to a guide rope repair in North Shaft, resulting in ore tonnage being locked up underground; and
•     at Hidden Valley production was adversely impacted by high rainfall during the quarter, impeding access to high grade ore.
* In terms of the Mine Health and Safety Act 29 of 1996.
The increase in tonnes milled was insufficient to offset the decrease in recovered grade and consequently, gold production was 18% lower quarter on quarter at 8 753kg. Cash operating costs increased to
R293 842/kg, a consequence of lower gold production.
Operating profit was lower at R1.1 billion due both to the decline in gold production and a 4% decrease in the average gold price received to R419 649/kg.
An improved safety performance, increased focus on the mining of the top 10 higher grade panels at each operation, daily monitoring of production performances and an increased focus on clean mining will result in improved production results in the June 2012 quarter.
BUILD-UP AND STEADY OPERATIONS
Doornkop
March
December
%
Indicator                        Units
2012
2011
variance
Tonnes                            000
158 232 (32)
Grade                              g/t
3.16 3.87 (18)
Gold produced Kg 500 897 (44)
Cash operating costs R/kg 401 952 237 007 (70)
Operating profit R’000 15 663 179 225 (91)
During the past quarter, gold production at Doornkop was affected by safety stoppages relating to two fatalities and the upgrade of the
South Reef’s infrastructure. The temporary production interruption due to the upgrade is typical of a newly built operation. In a new mine, as production builds up, commissioning challenges are experienced.
We have a lot of confidence in the geology and grade of South Reef and the upgrade allows us to exploit more of the developed South
Reef reserves at an improved rate in future.
Tonnes decreased by 32% to 158 000t, while the recovery grade declined to 3.16g/t, as less of the higher grade South Reef was mined.
Due mainly to lower gold production, cash operating costs increased to R401 952/kg from R237 007/kg in the previous quarter.
Lower production, higher costs and a lower average Rand gold price received resulted in lower operating profit of R16 million.
Kusasalethu
March
December
%
Indicator Units
2012
2011
variance
Tonnes 000 273 256 7
Grade g/t 4.47 4.95 (10)
Gold produced Kg 1 221 1 268 (4)
Cash operating costs R/kg 289 818 283 053 (2)
Operating profit R’000 167 968 198 948 (16)
At Kusasalethu tonnes milled increased by 7% to 273 000t due to more development waste, which was hoisted in the previous quarter, being processed in the current quarter. This resulted in a 10% decrease in the recovered grade to 4.47g/t.
A safety stoppage in March 2012 resulted in further production losses.
Cash operating cost increased slightly to R289 818/kg. An operating profit of R168 million was recorded, 16% lower than the previous quarter.

Phakisa
March
December
%
Indicator                         Units
2012
2011
variance
Tonnes                            000
129 126 2
Grade                              g/t
4.78 5.22 (8)
Gold produced Kg 616 658 (6)
Cash operating costs R/kg 328 601 299 804 (10)
Operating profit R’000 55 374 93 819 (41)
Phakisa increased tonnes milled from 126 000t to 129 000t quarter on quarter. Recovered grade decreased by 8% to 4.78g/t. During the
March 2012 quarter 616kg of gold was produced, a decrease of 6%
quarter on quarter due to the decline in the grade.
Cash operating costs increased by 10% to R328 601/kg, due to lower gold production and additional labour costs (crews from Bambanani, post its restructuring, were transferred to Phakisa). An operating profit of R55 million was generated during the quarter.
Hidden Valley (held in Morobe Mining Joint Venture – 50% of
attributable production reflected)
March
December
%
Indicator                         Units
2012
2011
variance
Tonnes                           000
418 474 (12)
Grade                             g/t
1.17 1.72 (32)
Gold produced Kg 490 816 (40)
Cash operating costs R/kg 427 753 268 500 (59)
Operating profit R’000 18 910 188 062 (90)
Hidden Valley produced 490kg of gold and 5 319kg of silver at a cash cost of R427 753/kg. This compares with 816kg of gold and 8 564kg of silver produced in the December 2011 quarter at a cash cost of
R268 500/kg.
Gold production was adversely affected by high rainfall during the months of January and February 2012, which impeded access to high-grade ore.
Increased reliance on low-grade oxide stockpiles during the period resulted in both lower mill throughput and lower recoveries, also contributing to lower overall gold and silver production.
Lower gold production was the main contributor to the increase in cash costs per ounce. Trucking of ore to the mill continues to supplement the use of the overland conveyor system and adds to the high-cost profile.
Masimong
March
December
%
Indicator                          Units
2012
2011
variance
Tonnes                            000
238 232 3
Grade                              g/t
3.26 3.85 (15)
Gold produced Kg 776 894 (13)
Cash operating costs R/kg 264 233 240 999 (10)
Operating profit R’000 119 556 178 560 (33)
Masimong increased tonnes milled by 3% during the current quarter to 238 000t, at a lower recovered grade of 3.26g/t, which resulted in a 13% decrease in gold production to 776kg. During the previous quarter it was identified that the reef ore pass system is beyond rehabilitation and a new ore pass will be developed. Until such time as the new ore pass is completed, reef and waste will be mixed and will affect the grade in the short term. This development has started and will be completed during the September 2012 quarter.
Cash operating costs were 10% higher at R264 233/kg due to lower gold production. Operating profit declined to R120 million due to lower gold production and a lower gold price received.
Target 1
March
December
%
Indicator                          Units
2012
2011
variance
Tonnes                            000
190 208 (9)
Grade                              g/t
4.54 4.91 (8)
Gold produced Kg 862 1 021 (16)
Cash operating costs R/kg 240 175 202 816 (18)
Operating profit R’000 148 186 240 255 (38)
Tonnage was down 9% at 190 000t, due to load-haul-dump trucks undergoing scheduled maintenance, which reduced loading from the massive stopes.
Recovered grade decreased to 4.54g/t. Due to lower tonnage and grade, the gold production declined by 16% to 862kg. Cash operating costs were R240 175kg, 18% higher than in the December 2011
quarter, mainly as a result of lower gold production. An operating profit of R148 million was recorded, a 38% decrease on the previous quarter, resulting both from lower gold production and a lower gold price received.
Target 3
March
December
%
Indicator Units
2012
2011
variance
Tonnes                            000
82 76 8
Grade                              g/t
3.61 3.89 (7)
Gold produced Kg 296 296 –
Cash operating costs R/kg 354 581 350 851 (1)
Operating profit R’000 20 423 24 174 (16)
Gold production from Target 3 remained flat at 296kg, with an increase of 8% in tonnage to 82 000t offsetting the effect of a decline in the recovered grade to 3.61g/t.
Operating profit of R20 million was recorded compared to R24 million during the previous quarter, the decline due to the lower gold price received during the quarter. Cash operating costs were stable at R354 581/kg.
Tshepong
March
December
%
Indicator                         Units
2012
2011
variance
Tonnes                            000
323 306 6
Grade                              g/t
4.02 5.08 (21)
Gold produced Kg 1 297 1 555 (17)
Cash operating costs R/kg 244 231 203 708 (20)
Operating profit R’000 225 386 371 743 (39)
Tshepong increased tonnes milled by 6% to 323 000t.

Results for the third quarter FY12
ended 31 March 2012
Recovered grade was lower at 4.02g/t compared to the exceptional
5.08g/t in the previous quarter. Management is investigating ways to improve the waste/reef split from the decline, which currently negatively impacts on the recovered grade.
Tshepong produced 1 297kg for the quarter, a 17% reduction quarter on quarter.
Cash operating costs increased by 20% to R244 231/kg, a function of lower gold production. Operating profit was R225 million.
OTHER OPERATIONS
Bambanani
March
December
%
Indicator                          Units
2012
2011
variance
Tonnes                            000
20 25 (20)
Grade                              g/t
8.35 8.56 (3)
Gold produced Kg 167 214 (22)
Cash operating costs R/kg 494 916 564 808 12
Operating loss R’000 (12 782) (30 458) 58
Bambanani had a challenging quarter. In terms of a Section 54*
stoppage imposed by the Department of Mineral Resources (DMR)
following a fatality at West shaft, Bambanani, as well as Steyn 2, West
Shaft and Unisel were stopped for 21 days as one general manager is responsible for all of these shafts. To safely resume operations after a stoppage can take up to three days.
Recovered grade was 8.35g/t, a decrease of 3% due to the decrease in face grade values. As a result of lower volumes and a decline in grade, only 167kg of gold was produced for the quarter.
Cash operating costs decreased to R494 916/kg as the restructuring process of only mining the shaft pillar in future is being finalised, but remained very high due to the low gold production. An operating loss of R13 million was recorded compared to a loss of R30 million in the
December 2011 quarter.
Steyn 2
March
December
%
Indicator                          Units
2012
2011
variance
Tonnes                            000
11 15 (27)
Grade                              g/t
6.91 7.53 (8)
Gold produced Kg 76 113 (33)
Cash operating costs R/kg 447 842 337 593 (33)
Operating (loss)/profit R’000 (2 379) 13 010 >(100)
Steyn 2 was also adversely affected by the 21-day stoppage (refer to the
Bambanani commentary above) and a subsequent three-day safe start-
up. Only 11 000t were milled in the March 2012 quarter. The transport of the ore is a constraint at Steyn 2 until West Shaft’s infrastructure upgrade to facilitate more hosting capacity has been completed. This is expected to be completed by the end of June 2012.
* In terms of the Mine Health and Safety Act 29 of 1996.
Evander
March
December
%
Indicator                          Units
2012
2011
variance
Tonnes                            000
123 117 5
Grade                              g/t
6.75 7.19 (6)
Gold produced kg 830 841 (1)
Cash operating costs R/kg 214 901 214 379 –
Operating profit R’000 169 427 183 652 (8)
Evander increased tonnes milled by 5% to 123 000t during the
March  2012 quarter, while the recovered grade was 6% lower at
6.75g/t. Gold production was slightly lower at 830kg due to the decrease in grade.
Cash operating costs were stable at R214 901/kg for the quarter, while the operating profit decreased by 8% quarter on quarter to
R169  million, due both to lower production and a lower gold price received.
Joel
March
December
%
Indicator                          Units
2012
2011
variance
Tonnes                            000
113 150 (25)
Grade                              g/t
4.03 4.85 (17)
Gold produced kg 455 727 (37)
Cash operating costs R/kg 281 404 199 586 (41)
Operating profit R’000 54 303 178 690 (70)
Unplanned rope guide repairs in North Shaft caused a 14-day stoppage at Joel, resulting in ore tonnage being locked up underground. Some
113 000t of ore were milled, 25% less than in the previous quarter, while recovered grade was 17% lower at 4.03g/t.
Due to lower volume and grade, gold production declined to 455kg from the previous quarter’s 727kg. Cash operating costs increased to R281 404/kg due to lower gold production. Operating profit of
R54 million was generated during the quarter.
Unisel
March
December
%
Indicator                           Units
2012
2011
variance
Tonnes milled 000 90 100 (10)
Grade                              g/t
3.69 4.62 (20)
Gold produced Kg 332 462 (28)
Cash operating costs R/kg 356 738 276 102 (29)
Operating profit R’000 19 679 77 308 (75)
Unisel’s tonnage decreased by 10% to 90 000t. Unisel was also subject to a safety stoppage due to a fatality that occurred at Bambanani West.
Unisel’s grade normalised to 3.69g/t in the quarter under review from an abnormally higher grade of 4.62g/t achieved in the December 2011 quarter. Gold production was 28% lower than the previous quarter due to lower volume and grade.
Cash operating costs increased to R356 738/kg as a result of lower gold production. Operating profit of R20 million was recorded for the quarter.

TOTAL SOUTH AFRICAN SURFACE OPERATIONS
March
December
%
Indicator                           Units
2012
2011
variance
Tonnes                           000
2 427 2 225 9
Grade                             g/t                0.34
0.43 (21)
Gold produced
Kg                 835
956 (13)
Cash operating costs      R/kg
275 214 240 183 (15)
Operating profit
R’000
123 113 180 079 (32)
Surface sources increased tonnage by 9% to 2 427 000t, the main contribution coming from the Phoenix tailings. Gold production, however, was lower at 835kg due to a 21% decline in the recovered grade to 0.34g/t.
Cash operating costs increased to R275 214/kg due to the lower gold output. The South African surface sources generated an operating profit of R123 million, collectively, 32% lower than the December 2011 quarter as a result of lower gold output and a lower gold price received.
Kalgold
March
December
%
Indicator                          Units
2012
2011
variance
Tonnes                            000
310 331 (6)
Grade                              g/t
0.73 0.82 (11)
Gold produced Kg 225 273 (18)
Cash operating costs R/kg 323 222 268 462 (20)
Operating profit R’000 25 607 41 495 (38)
Kalgold milled 310 000t during the quarter at a recovered grade of
0.73g/t. This represented decreases of 6% and 11%, respectively, when compared to the December 2011 quarter. Gold production declined to
225kg from the 273kg produced in the previous quarter.
Kalgold plant is replacing and repairing the carbon in leach (CIL)
tanks, carbon regeneration circuit and the elution circuit. Satisfactory progress has been made on the CIL project during the quarter.
Cash operating costs increased by 20% to R323 222/kg due to lower gold production, additional repair work during the quarter and the rental costs of mobile crushers. As a result, the operating profit decreased to R26 million for the quarter.
Phoenix (tailings)
March
December
%
Indicator                           Units
2012
2011
variance
Tonnes 000 1 256 1 085 16
Grade                              g/t
0.16 0.19 (16)
Gold produced Kg 200 207 (3)
Cash operating costs R/kg 241 480 236 551 (2)
Operating profit R’000 39 159 39 457 (1)
Phoenix tailings increased tonnage by 16% to 1 256 000t. However, the recovered grade decreased to more normal 0.16g/t.
Surface dumps (includes Evander surface sources)
March
December
%
Indicator                         Units
2012
2011
variance
Tonnes                           000
861 809 6
Grade                              g/t
0.48 0.59 (19)
Gold produced Kg 410 476 (14)
Cash operating costs R/kg 265 324 225 544 (18)
Operating profit R’000 58 347 99 127 (41)
Tonnage from the surface dumps increased by 6% during the
March  2012 quarter to 861 000t. Recovered grade was 0.48g/t compared with the previous quarter’s 0.59g/t, a consequence of most sources delivering lower grade material.
The lower recovered grade resulted in a reduction in gold production to 410kg.
Cash operating costs increased by 18% quarter on quarter to
R265  324/kg. Operating profit of R58 million was generated, 41%
lower than the December 2011 quarter due to the lower output and a decrease in the gold price.

Results for the third quarter FY12
ended 31 March 2012
Development
The main purpose of development is to explore the possibilities of future mining operations. A development programme is vital in the life of a mine. The on reef development grade on a shaft is an indication of the grades that will be mined in future. Important information is derived, such as expected geological structures, dip of the ore body and the channel width.
Depending on the shaft layout – such as raise line length and spacing – ledging and stoping will take place in approximately 18 to 36 months after on reef development.
Therefore the target areas for development are extremely important to prove the existence of ore of sufficient mineral content to mine profitably and to continuously upgrade the resources to reserves.
Mineral reserves block grades vs development grades
Note: The ore reserve block grades reflect the grades of the blocks in the life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.
Doornkop
There was a decrease in the development grade during the current quarter which is in line with expectations of the areas being developed on 202 level. On reef development was also stopped for the period in which the shaft infrastructure was being upgraded and this resulted in limited new information becoming available during the quarter. All on reef development has been re-started on the South Reef and better results are expected in the next quarter.
Kusasalethu
The quarter on quarter development grade has improved and the grades intersected continue to support the ore reserve estimates.
Phakisa
There was further progress with the development towards the north and these areas continue to return good grades, as expected. This resulted in an improved development grade for this quarter compared to the previous quarter.
Masimong
Basal Reef and B Reef development grades remained below expectation for the quarter and the areas being developed are receiving increased focus from the geologists in order to firm up on the geological models and provide improved guidance with respect to development target areas.
Target (narrow reef mining)
Quarter on quarter there was an increase in development grades of the narrow reef mining section at Target 1 shaft due to well-developed
Dreyerskuil Reef that was intersected. At Target 3 there is still an encouraging improvement in both the metres developed and the development grade quarter on quarter.
Tshepong
The Basal Reef development grades were in line with expectations and returned good results especially from the areas to the west of the shaft and the decline area. The B Reef grade was lower quarter on quarter due to poorly developed reef that was intersected in some of the on reef development.
Bambanani
All of the development is taking place in the shaft pillar. There was a quarter on quarter drop in the wide raise development grade due to the intersection of an expected localised lower grade area.
Evander
Grade of the reef development, as expected, is down quarter on quarter due to developing only one winze in the high grade area down to 25 level. All the other development is at the lower grade edge of the bigger payshoot. In the next few months more winzes will start up within the high grade area of the main pay shoot and this will improve the overall development grade.
Joel
The development grades at Joel remained above the reserve grade and are in line with our expectations.
Unisel
At Unisel, the development grade of the Basal Reef improved due to higher grade pillars that are being developed. The Leader Reef grade was better than expected and returned encouraging results. No Middle
Reef was developed during the quarter.

Exploration highlights
International (Papua New Guinea)
Morobe Mining Joint Venture (50% Harmony)
Wafi-Golpu
During the March 2012 quarter, the independent review of the pre-feasibility study began, with the final report expected to be released to the
Joint Venture partners (Harmony and Newcrest Mining Limited) during the September 2012 quarter. The upgrade of the existing Wafi camp continued during the March 2012 quarter, supporting the extensive drilling activity being undertaken. Construction and upgrade of the road to site progressed during the quarter. Stakeholder engagement with the community, landowners and various government agencies also continued
during the period.
The pre-feasibility study remains on schedule, for completion in the first half of calendar 2012, with consideration by the Joint Venture partners to occur thereafter. The infill drilling programme continued to encounter challenging down-hole conditions associated with the deep targets at Golpu, with only two holes completed in the quarter under review.
Infill resource drill hole WR418 intersected a significant zone of high grade mineralisation which returned 604m @ 2.01% Cu and 1.92g/t
Au from 922m, including 436m @ 2.56% Cu and 2.51g/t Au. This intercept confirms the continuity of the high grade mineralisation within the central portion of the resource. Drilling in the upper levels of the system also intersected well-developed mineralisation.
Drill hole WR421 intersected 150 metres of highly mineralised porphyry, highlighting the potential for defining additional higher grade mineralisation within the upper levels. Assay results are pending.
Drilling in the north has expanded the 0.1% Cu shell, with WR408 intersecting 450m @ 0.18% Cu and 0.11g/t Au from 1 592m.
WR415W-2 drilled the southern-most part of the deposit and intersected a large zone of low grade gold-copper mineralisation associated with multiple porphyritic intrusions, returning 806m  @  0.30%Cu and
0.25g/t Au from 1 237m.
Results from the drilling are in line with the existing resource model. Six drill holes are currently in progress, seeking to extend the resource base along the eastern margins of the system and within the upper levels.
Drill testing of the highly prospective Wafi Transfer Zone began during the quarter, and is presently testing the Kesiago and Zimake prospects.
At the Kesiago prospect, previous shallow drilling returned 389m @
Figure 1. Golpu:
(1)
Refer www.harmony.co.za for Statement
of Mineral Resources and Ore Reserves at
30 June 2011. Resource figures quoted
on 100% basis.
Note: Cu = copper; Au = gold.

Results for the third quarter FY12
ended 31 March 2012
0.24g/t Au and confirmed the presence of porphyry-related mineralisation. Drilling is targeting higher-grade mineralisation below this zone.
The second rig is testing the Zimake prospect, where surface sampling has confirmed the presence of outcropping gold and copper mineralisation co-incident with an extensive surface gold-copper geochemical anomaly and large geophysical feature.
Figure 2: Wafi- transfer zone – porphyry corridor
(1) Refer to www.harmony.co.za for Statement of Mineral Resources and Ore Reserves as at 30 June 2011. Resource figures quoted on 100% basis.
Note: Cu = copper; Au = gold.
Figure 3: Plan view of Wafi-transfer zone
(1)
Refer to www.harmony.co.za for Statement of Mineral
Resources and Ore Reserves as at 30 June 2011.
Resource figures quoted on 100% basis.

Hidden Valley district exploration
Drilling at Hidden Valley confirmed the continuity and extent of the higher grade mineralisation within the current resource of the Hidden
Valley and Kaveroi lodes, with the following significant results drilled this quarter:
• HVDD124 81m @ 1.6g/t Au from 214m
• HVDD126
35.3m @ 9.6g/t Au from 336.7m including 12m @
23g/t Au from 345m
• HVDD131
13m @ 2.6g/t Au from 188m and 36m @ 2.4g/t Au
from 256m
• HVDD130
10.4m @ 13g/t Au from 326.6m including 4m @
31g/t Au from 333m
Results of the infill drill-hole HVDD126, designed to test for continuity of the high grade zone upon which the Kaveroi underground concept is based, have confirmed the geometry of this high grade domain.
Regionally, drill testing of the Heyu Prospect, located four kilometres northwest of the Hidden Valley mine, continued. Drilling has been successful, with the intersection of gold mineralisation. Significant results include:
• HEYDH001
9m @ 1.4g/t Au from 287m and 8m @ 0.53g/t Au
from 592.5m
Drilling will continue to test the remainder of the prospective geochemical targets to help define the extent of the mineralisation.
PNG exploration (Harmony 100%)
Tenement processing at the Mineral Resource Authority progressed significantly. Six tenement renewals and five new tenement
applications were approved during the quarter. This includes EL1786, a new tenement application at Lake Kopiago where a major porphyry
Cu-Au target has been developed.
Mt Hagen project (EL1611 and EL1596)
Exploration work at Mt Hagen focused on the Kurunga Intrusive
Complex (KIC) with the aim of completing first pass exploration over the target by December 2012.
Drilling during the quarter was undertaken at Penamb and Bakil prospects for a total of 2 304m. Reconnaissance Exploration
activities comprised ridge and spur soil sampling and mapping, and stream sediment sampling at the Ganz, and Penamb east prospects
(355 samples).
Initial gold results from Penamb East are highly encouraging.
Bakil prospect (EL1611)
Assays for BKDD002, and BKD003 were received during the quarter, but returned no significant results. No further work is planned at this stage.
Penamb prospect (EL1596)
Drilling during the quarter at Penamb prospect comprised three holes/1 674m (PND003-PND005). Results received include:
• PNDD003 225m @ 0.1% Cu, 87ppm Mo from 456m
• PNDD004*
79m @ 0.1% Cu, 54ppm Mo from 60m
(*results incomplete)
Results for PNDD005 are pending. Previous results reported for the prospect include:
• PNDD001 285m @ 0.1% Cu, 83 Mo from 63m
• PNDD002
144m @ 0.1% Cu, 27ppm Mo from 32m
190m @ 0.1% Cu, 47ppm Mo from 193m
Drilling to date has outlined a 400m x 300m zone of 0.1% Cu
mineralisation. Chalcopyrite occurs as vein stockworks and is finely disseminated. Alteration generally comprises weak to moderate biotite
+/– actinolite forming selvages along vein margins. At this stage the system remains open but logging has yet to establish vectors to a high-grade mineralised core.
Figure 4: PNDD003; 749m. Fine chalcopyrite vein stockwork and disseminations, with biotite alteration forming vein selvages. The sample is characteristic of outer potassic alteration off the margin of a big porphyry Cu-Au-Mo system.
Penamb East prospect (EL1611)
Ridge and spur soil sampling at the Penamb East prospect has outlined a +0.1 g/t Au soil anomaly over 1km long and up to 400m wide, with individual assays ranging up to 0.3 g/t Au.
Follow-up creek mapping and rock chip sampling has established a northeast trend to the mineralisation with several veined and mineralised outcrops identified. Sixteen of the 43 rock chips collected returned gold grades greater than 0.1ppm. A large number of these samples were collected from outcropping veins consisting of quartz, white clay, pyrite and base metal sulphides, notably galena. The samples are anomalous in As, Sb and Ag levels, confirming an epithermal nature to the vein system.
Southern Highlands project (EL1786)
EL1786 was granted during the quarter. The tenement encompasses a bull’s-eye magnetic target with associated Au-Cu skarn mineralisation, and is considered highly prospective for an Ok Tedi-style copper gold system. Work during the quarter included camp set-up and community awareness ahead of an airborne magnetic survey starting late in April.
South Africa
Masimong exploration
Masimong 5 shaft has a vast area, greater than that which has been mined at Masimong to date, of unknown potential to the east of a
North-South striking 270m up-throw-fault running to the east of the shaft. The B Reef channels are expected to continue into this ground but have not been explored.
The aim of this surface drilling is therefore to locate these channels, with a view to developing into them. Diamond drilling of the first two holes (ED7 and 8) has commenced. A total of 2 358m have been drilled and the depth of the two holes is now 1 403.69m (ED8) and 1 535.3m
(ED7) below surface. Both holes are very close to the estimated position of the B Reef.

Results for the third quarter FY12
ended 31 March 2012
15
Operating results
(Rand/Metric) (US$/Imperial)
South Africa
International
Discontinued
Operations
Underground production
Surface production
Three
months
ended
Bamba-
nani
Doorn-
kop
Joel
Kusasa-
lethu
Masi-
mong
Phakisa
Steyn 2
Target 1
Target 3
Tshepong
Unisel
Total
Under-
ground
Kalgold
Phoenix
Dumps
Total
Surface
Other
Total
South
Africa
Hidden
Valley
Other
Total
Continuing
Operations
Evander
Evander
Surface
Harmony
Total
Ore milled
– t’000
Mar-12
20
158
113
273
238
129
11
190
82
323
90
1 627
310
1 256
812
2 378
–
4 005
418
–
4 423
123
49
4 595
Dec-11 25 232 150 256 232 126 15 208 76 306 100 1 726 331 1 085 772 2 188 – 3 914 474 – 4 388 117 37 4 542
Gold produced
– kg
Mar-12
167
500
455
1 221
776
616
76
862
296
1 297
332
6 598
225
200
378
803
–
7 401
490
–
7 891
830
32
8 753
Dec-11 214 897 727 1 268 894 658 113 1 021 296 1 555 462 8 105 273 207 423 903 – 9 008 816 – 9 824 841 53 10 718
Gold produced
– oz
Mar-12
5 369
16 075
14 629
39 256
24 949
19 805
2 443
27 714
9 517
41 699
10 674
212 130
7 234
6 430
12 153
25 817
–
237 947
15 754
–
253 701
26 685
1 029
281 415
Dec-11 6 880 28 839 23 374 40 767 28 743 21 155 3 633 32 826 9 517 49 994 14 854 260 582 8 777 6 655 13 600 29 032 – 289 614 26 235 – 315 849 27 039 1 704 344 592
Yield
–g/tonne
Mar-12
8.35
3.16
4.03
4.47
3.26
4.78
6.91
4.54
3.61
4.02
3.69
4.06
0.73
0.16
0.47
0.34
–
1.85
1.17
–
1.78
6.75
0.65
1.90
Dec-11 8.56 3.87 4.85 4.95 3.85 5.22 7.53 4.91 3.89 5.08 4.62 4.70 0.82 0.19 0.55 0.41 – 2.30 1.72 – 2.24 7.19 1.43 2.36
Cash operating
– R/kg
Mar-12
494 916
401 952
281 404
289 818
264 233
328 601
447 842
240 175
354 581
244 231
356 738
296 184
323 222
241 480
264 365
275 157
–
293 903
427 753
–
302 215
214 901
276 656
293 842
costs
Dec-11 564 808 237 007 199 586 283 053 240 999 299 804 337 593 202 816 350 851 203 708 276 102 252 140 268 462 236 551 228 400 242 380 – 251 162 268 500 – 252 602 214 379 202 755 249 356
Cash operating
– $/oz
Mar-12
1 991
1 617
1 132
1 166
1 063
1 322
1 801
966
1 426
982
1 435
1 191
1 300
971
1 063
1 107
–
1 182
1 721
–
1 216
864
1 132
1 182
costs
Dec-11 2 170 910 767 1 087 926 1 152 1 297 779 1 348 783 1 061 969 1 031 909 877 931 – 965 1 031 – 970 824 767 958
Cash operating
– R/tonne
Mar-12
4 133
1 272
1 133
1 296
862
1 569
3 094
1 090
1 280
981
1 316
1 201
235
38
123
93
–
543
501
–
539
1 450
181
560
costs
Dec-11 4 835 916 967 1 402 929 1 566 2 543 996 1 366 1 035 1 276 1 184 221 45 125 100 – 578 462 – 566 1 541 290 588
Gold sold
– kg
Mar-12
163
461
386
1 384
755
599
74
801
275
1 262
323
6 483
207
202
379
788
–
7 271
406
–
7 677
850
32
8 559
Dec-11 218 911 749 1 201 910 670 115 1 040 302 1 583 471 8 170 274 201 418 893 – 9 063 1 066 – 10 129 818 53 11 000
Gold sold
– oz
Mar-12
5 241
14 821
12 410
44 497
24 274
19 258
2 379
25 753
8 841
40 574
10 385
208 433
6 655
6 494
12 185
25 334
–
233 767
13 053
–
246 820
27 328
1 029
275 177
Dec-11 7 009 29 289 24 081 38 613 29 257 21 541 3 697 33 437 9 710 50 895 15 143 262 672 8 809 6 462 13 439 28 710 – 291 382 34 273 – 325 655 26 299 1 704 353 658
Revenue                (R’000)
Mar-12
68 282
193 030
160 893
579 738
316 727
251 284
31 007
335 149
115 179
529 302
135 155
2 715 746
87 531
84 659
159 049
331 239
–
3 046 985
174 823
–
3 221 808
356 635
13 337
3 591 780
Dec-11 96 114 398 020 328 950 523 510 401 168 295 476 50 584 455 504 132 145 698 006 207 517 3 586 994 120 867 88 082 182 727 391 676 – 3 978 670 460 778 – 4 439 448 357 866 22 703 4 820 017
Cash operating
(R’000)
Mar-12
82 651
200 976
128 039
353 868
205 045
202 418
34 036
207 031
104 956
316 768
118 437
1 954 225
72 725
48 296
99 930
220 951
–
2 175 176
209 599
–
2 384 775
178 368
8 853
2 571 996
costs
Dec-11 120 869 212 595 145 099 358 911 215 453 197 271 38 148 207 075 103 852 316 766 127 559 2 043 598 73 290 48 966 96 613 218 869 – 2 262 467 219 096 – 2 481 563 180 293 10 746 2 672 602
Inventory           (R’000)
Mar-12
(1 587)
(23 609)
(21 449)
57 902
(7 874)
(6 508)
(650)
(20 068)
(10 200)
(12 852)
(2 961)
(49 856)
(10 801)
(2 796)
5 256
(8 341)
–
(58 197)
(53 686)
–
(111 883)
8 840
–
(103 043)
movement
Dec-11 5 703 6 200 5 161 (34 349) 7 155 4 386 (574) 8 174 4 119 9 497 2 650 18 122 6 082 (341) (1 056) 4 685 – 22 807 53 620 – 76 427 (6 079) – 70 348
Production costs
(R’000)
Mar-12
81 064
177 367
106 590
411 770
197 171
195 910
33 386
186 963
94 756
303 916
115 476
1 904 369
61 924
45 500
105 186
212 610
–
2 116 979
155 913
–
2 272 892
187 208
8 853
2 468 953
Dec-11 126 572 218 795 150 260 324 562 222 608 201 657 37 574 215 249 107 971 326 263 130 209 2 061 720 79 372 48 625 95 557 223 554 – 2 285 274 272 716 – 2 557 990 174 214 10 746 2 742 950
Operating             (R’000)
Mar-12
(12 782)
15 663
54 303
167 968
119 556
55 374
(2 379)
148 186
20 423
225 386
19 679
811 377
25 607
39 159
53 863
118 629
–
930 006
18 910
–
948 916
169 427
4 484
1 122 827
profit/(loss)*
Dec-11 (30 458) 179 225 178 690 198 948 178 560 93 819 13 010 240 255 24 174 371 743 77 308 1 525 274 41 495 39 457 87 170 168 122 – 1 693 396 188 062 – 1 881 458 183 652 11 957 2 077 067
Operating
($’000)
Mar-12
(1 653)
2 025
7 024
21 721
15 461
7 161
(307)
19 163
2 641
29 147
2 545
104 928
3 312
5 064
6 965
15 341
–
120 269
2 446
–
122 715
21 911
580
145 206
profit/(loss)*
Dec-11 (3 762) 22 134 22 069 24 570 22 053 11 587 1 607 29 672 2 985 45 910 9 548 188 373 5 125 4 873 10 765 20 763 – 209 136 23 226 – 232 362 22 681 1 477 256 520
Capital                   (R’000)
Mar-12
54 600
62 053
14 059
101 722
44 094
78 103
14 665
59 371
21 770
64 122
17 111
531 670
18 613
2 768
1 414
22 795
9 553
564 018
82 003
78 261
724 282
42 465
–
766 747
expenditure
Dec-11 44 077 74 560 14 891 113 165 71 643 75 129 21 791 65 439 24 060 76 287 17 935 598 977 20 563 5 088 897 26 548 8 350 633 875 53 176 44 688 731 739 50 650 – 782 389
Capital                   ($’000)
Mar-12
7 061
8 025
1 818
13 155
5 702
10 100
1 896
7 678
2 815
8 292
2 213
68 755
2 407
358
158
2 923
1 261
72 939
10 605
10 121
93 665
5 492
–
99 157
expenditure
Dec-11 5 444 9 208 1 839 13 976 8 848 9 279 2 691 8 082 2 971 9 422 2 215 73 975 2 540 628 111 3 279 1 031 78 285 6 567 5 519 90 371 6 255 – 96 626
*   Operating profit/(loss) is comparable to the term production profit/(loss) in the segment report in the financial statements and not to the operating profit line item in the income statement.

Results for the third quarter FY12
and nine months ended 31 March 2012
CONDENSED CONSOLIDATED INCOME STATEMENTS
(Rand)
Quarter ended
Nine months ended
Year ended
31 March 31 December¹
31 March¹
31 March
31 March¹
30 June¹
2012                 2011              2011                    2012                 2011                2011
Figures in million
Note
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Continuing operations
Revenue 3 222 4 439 2 761 11 235 8 443 11 596
Cost of sales 2 (2 721) (3 116) (2 414) (8 811) (7 473) (10 699)
Production costs (2 273) (2 558) (1 928) (7 271) (6 144) (8 504)
Amortisation and depreciation (431) (497) (392) (1 373) (1 172) (1 609)
Impairment of assets
–                       –                     –                       –                     –
(264)
Employment termination and
restructuring
costs
(19)                   (17)                (26)                   (70)
(136) (136)
Other items
2                    (44)               (68)                   (97)                    (21)
(186)
Gross profit
501
1 323
347
2 424
970
897
Corporate, administration
and other expenditure
(96) (85) (84) (261) (258) (322)
Social investment expenditure
(22)                   (14)                 (27)                   (50)                  (66)                  (82)
Exploration expenditure
(143)                   (99)                  (75)                 (339)                 (225)                (324)
Profit on sale of property,
plant and equipment
– 2 5 28 22 27
Other (expenses)/income – net (5) 11 (7) 24 (55) (21)
Operating profit
235
1 138
159
1 826
388
175
Loss from associates – – (24) – (51) (51)
Reversal of impairment/(impairment)
of investment in associate
3 6 2 (160) 56 (160) (142)
Net gain on financial instruments 36 61 3 73 108 129
Gain on farm-in option – – – – 273 273
Investment income
25                     22                   62                      64
110 133
Finance cost
(65)                   (80)                (63)                  (214)                (185)                (268)
Profit/(loss) before taxation
237
1 143
(23)
1 805
483
249
Taxation
636                 (256)
299                   323                   250                 387
Normal taxation
(16)                   (60)                    (5)                  (115)                 (26)                 (27)
Deferred taxation
4                   652                 (196)
304                   438                   276                 414
Net profit from
continuing
operations
873                   887                  276                2 128                   733                  636
Discontinued operations
Profit/(loss) from
discontinued
operations
3                   141                  159                    (38)                   410                   (74)                 (19)
Net profit for the period
1 014
1 046
238
2 538
659
617
Attributable to:
Owners of the parent
1 014 1 046 238 2 538 659 617
Earnings per ordinary share (cents)
5
Earnings from continuing operations 202 206 64 494 171 148
Earnings/(loss) from
discontinued
operations
33                     37                    (9)                     95
(17)                (4)
Total
earnings
235                   243                    55                    589                  154                 144
Diluted earnings per
ordinary share (cents)
5
Earnings from continuing operations 202 205 64 492 171 148
Earnings/(loss) from
discontinued
operations
32                     37                  (9)                     95
(17)                 (4)
Total
diluted
earnings
234                   242                   55                   587                    154                 144
¹ The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 3 in this regard.
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Rand)
Quarter ended
Nine months ended
Year ended
31 March
31 December
31 March
31 March
31 March
30 June
2012                   2011               2011                2012               2011               2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Net profit for the period 1 014 1 046 238 2 538 659 617
Other comprehensive
(loss)/income for the period,
net of income tax
(153) 179 6 981 (50) 368
Foreign exchange translation (157) 212 22 979 (3) 470
Gain/(loss) on fair value movement
of available-for-sale investments
4 (33) (16) 2 (47) (102)
Total comprehensive income for the period
861
1 225
244
3 519
609
985
Attributable to:
Owners of the parent
861 1 225 244 3 519 609 985
The accompanying notes are an integral part of these condensed consolidated financial statements.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Rand) (Unaudited)
for the nine months ended 31 March 2012
Share
Other
Retained
Figures in million
capital
reserves
earnings
Total
Balance – 30 June 2011 28 305 762 1 093 30 160
Issue of shares 24 – – 24
Share-based payments –                     72                         –                     72
Net profit for the period – – 2 538 2 538
Other comprehensive income for the period – 981 – 981
Dividends paid –                       – (431) (431)
Balance – 31 March 2012
28 329
1 815
3 200
33 344
Balance – 30 June 2010 28 261 258 690 29 209
Issue of shares 29 – – 29
Share-based payments –                      91                        –                      91
Net profit for the period – – 659 659
Other comprehensive loss for the period – (50) – (50)
Dividends paid –                       – (214) (214)
Balance – 31 March 2011
28 290
299
1 135
29 724
The accompanying notes are an integral part of these condensed consolidated financial statements.
The unaudited financial statements for the nine months ended 31 March 2012 have been prepared by Harmony Gold
Mining Company Limited’s corporate reporting team headed by Mr Herman Perry. This process was supervised by the financial director, Mr Frank Abbott and approved by the Board of Harmony Gold Mining Company Limited. These
financial statements have not been audited or independently reviewed.

Results for the third quarter FY12
and nine months ended 31 March 2012
CONDENSED CONSOLIDATED BALANCE SHEETS
(Rand)
At                       At                       At                      At
31 March
31 December
30 June
31 March
2012                    2011                 2011                  2011
Figures in million
Note
(Unaudited)
(Audited)
(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment 31 949 32 830 31 221 30 557
Intangible assets
2 194                 2 185                2 170                  2 188
Restricted cash
30                       31                     31                       27
Restricted investments
1 808                  1 929                1 883                  1 866
Deferred tax assets
1 042                  1 179                1 149                  2 310
Investments in financial assets 187 183 185 236
Inventories
165                     169                   172                     227
Trade and other receivables
35 28 23 69
Total
non-current assets
37 410               38 534               36 834               37 480
Current assets
Inventories
1 086                    990                   837                    954
Trade and other receivables 1 259 1 131 1 073 1 111
Income and mining taxes 142 194 139 119
Cash and cash equivalents 1 427 1 205 693 656
3 914                3 520                 2 742                 2 840
Assets of disposal groups classified as held for sale 3 1 326 315 268 174
Total current assets
5 240                  3 835                 3 010                 3 014
Total assets
42 650               42 369               39 844               40 494
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
28 329               28 326               28 305             28 290
Other reserves 1 815
1 945                   762                  299
Retained earnings
3 200                 2 359                 1 093               1 135
Total equity
33 344               32 630               30 160             29 724
Non-current liabilities
Deferred tax liabilities
3 568                 4 452                4 216                 5 623
Provision for environmental rehabilitation
1 905 2 092 1 971 1 785
Retirement benefit obligation and other provisions 181 177 174 179
Borrowings
6                1 277                    991                1 229                  1 487
Total
non-current liabilities
6 931                 7 712                7 590                 9 074
Current liabilities
Borrowings
6                   318                   323                    330                    336
Income and mining taxes
7 3 2 17
Trade and other payables 1 543 1 684 1 746 1 343
1 868                 2 010                 2 078                 1 696
Liabilities of disposal groups classified as held for sale 3 507 17 16 –
Total current liabilities
2 375                  2 027                2 094                 1 696
Total equity and liabilities
42 650
42 369
39 844
40 494
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
(Rand)
Quarter ended
Nine months ended
Year ended
31 March
31 December
31 March
31 March
31 March
30 June
2012                   2011                2011                 2012                 2011                 2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Cash flow from operating activities
Cash generated by operations
682 1 566 213 3 340 1 366 2 418
Interest and dividends received 32 12 64 60 116 140
Interest paid
(26)                   (36)                 (34)                   (103)                 (99)
(134)
Income and mining taxes refunded/(paid) 35 (149) 8 (114) (26) (45)
Cash generated by operating activities
723
1 393
251
3 183
1 357
2 379
Cash flow from investing activities
Decreased in restricted cash
– – – – 120 116
Proceeds on disposal of investment in subsidiary – – – – 229 229
Proceeds on disposal of investment in associate 193 – – 193 – –
Proceeds on disposal of available-for-sale
financial
assets
–                       –                     –                        –
1 16
Pre-payment for Evander 6
and Twistdraai transaction
– – – – – 100
Other investing activities (33) 3 16 (30) 20 (5)
Net additions to property,
plant and equipment
(740) (779) (687) (2 187) (2 281) (3 110)
Cash utilised by investing activities
(580)
(776)
(671)
(2 024)
(1 911)
(2 654)
Cash flow from financing activities
Borrowings
raised 302
–                  250                1 101                   775                  925
Borrowings repaid
(17)                  (718)                 (17)              (1 087)                 (130)                 (546)
Ordinary shares issued – net of expenses 3 11 13 23 29 44
Dividends paid (173) –
–                  (431)                 (214)               (214)
Cash generated/(utilised)
by financing activities
115
(707)
246
(394)
460
209
Foreign currency translation adjustments
(36)
(30)
(7)
(31)
(20)
(11)
Net increase/(decrease) in cash and
cash
equivalents
222                   (120)
(181)                   734                (114)                  (77)
Cash and cash equivalents
– beginning of period
1 205 1 325 837 693 770 770
Cash and cash equivalents
– end of period
1 427
1 205
656
1 427
656
693
The accompanying notes are an integral part of these condensed consolidated financial statements.

Results for the third quarter FY12
and nine months ended 31 March 2012
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 31 March 2012   (Rand)
1.     Accounting policies
Basis of accounting
The condensed consolidated financial statements for the nine months ended 31 March 2012 have been prepared in accordance with IAS 34,
Interim Financial Reporting, JSE Listings Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2011, which have been prepared in accordance with
International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.
2.
Cost of sales
Quarter ended
Nine months ended
Year ended
31 March
31 December
1
31
March
1
31 March
31 March
1
30
June
1
2012                   2011                2011                 2012                 2011                 2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Production costs – excluding royalty 2 231 2 499 1 897 7 138 6 059 8 408
Royalty expense 42                     59                    31                   133                    85                    96
Amortisation and depreciation 431 497 392 1 373 1 172 1 609
Impairment of assets – – – – – 264
Rehabilitation expenditure
2
(43) 1 5 (37) 13 43
Care and maintenance cost
of restructured shafts
20 20 32 69 82 117
Employment termination and
restructuring costs
3
19                     17                    26                      70 136 136
Share-based payments 21                      23                    26                     66                   82 125
Other – – 5 (1) (156) (99)
Total cost of sales
2 721
3 116
2 414
8 811
7 473
10 699
1
The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 3 in this regard.
2
The credit in the current quarter relates to a change in estimate on areas where rehabilitation work has been performed.
3
The amounts for the 2012 financial year relates to restructuring at the Bambanani shaft.
3.
Disposal groups classified as held for sale and discontinued operations
Investment in Rand Uranium
The investment in Rand Uranium (Proprietary) Limited (Rand Uranium) was classified as held for sale in the March 2011 quarter following a decision to sell it. The transaction with Gold One International Limited (Gold One) was concluded on 6 January 2012, with the first payment of US$24 million (R193 million) being received on that day. The outstanding amount as at 31 March 2012 was R108 million. Subsequent to the March 2012 quarter-end, additional payments were received from Gold One for the sale. For further information refer to note 8.
Evander Gold Mines Limited
The assets and liabilities related to Evander Gold Mines Limited (Evander), a wholly-owned subsidiary of Harmony Gold Mining Company
Limited (Harmony), have been classified as held for sale following signing of the sale of share and claims agreement on 30 January 2012 with Pan African Resources plc and Witwatersrand Consolidated Gold Resources Limited (the Consortium). The disposal will be for an aggregate purchase consideration of R1.7 billion, excluding the proceeds of the Taung Gold Limited transaction and less certain distributions made by Evander to Harmony between 1 April 2012 and the close of the transaction.
The transaction is subject to, among others, the following conditions precedent:
• the Consortium raising the required funding comprising of debt and/or equity;
• each of the Consortium members obtaining the requisite shareholder approval for the acquisition; and
• obtaining all relevant regulatory approvals.
The operation also meets the requirements to be classified as a discontinued operation. The comparative figures in the income statement have been re-presented as a result.
4.     Deferred taxation
The deferred tax for the March 2012 quarter includes a tax credit of R605 million, relating to a change in the gold mining tax rate formula in South Africa. Previously some of our subsidiaries were exempt from paying Secondary Tax on Companies when declaring a dividend, but had to pay a higher mining tax rate. With the introduction of Dividend Tax, the higher gold mining tax rate formula was repealed resulting in lower income tax and deferred tax rates. The affected subsidiaries are Randfontein, Freegold, Evander and Kalgold.

5.
Earnings and net asset value per share
Quarter ended
Nine months ended
Year ended
31 March
31 December
1
31
March
1
31 March
31 March
1
30
June
1
2012                   2011                2011                 2012                2011                  2011
(Unaudited)         (Unaudited)    (Unaudited)       (Unaudited)    (Unaudited)            (Audited)
Weighted average number
of
shares (million)
431.3                  430.5              429.5                 430.6                429.1                429.3
Weighted average number
of diluted shares (million)
432.8 432.3 430.7 432.2 430.2 430.4
Total earnings per share (cents):
Basic earnings
235                   243                    55                    589                  154                  144
Diluted earnings
234                   242                    55                    587                  154                  144
Headline earnings
234                   242                     91                   571                  192                  223
– from continuing operations 201 205 100 477 214 232
– from discontinued operations 33 37 (9) 94 (22) (9)
Diluted headline earnings 233 241 91 569 192 222
– from continuing operations 200 204 100 475 214 231
– from discontinued operations 33 37 (9) 94 (22) (9)
Figures in million
Reconciliation of headline earnings:
Continuing operations
Net profit
873                    887                 276                   2 128                 733                  636
Adjusted for:
(Reversal of impairment)/impairment
of investment in associate*
(6) (2) 160 (55) 160 142
Foreign exchange loss reclassified
from other comprehensive income*
– – – – 47 47
Impairment of assets – – – – – 264
Taxation effect on impairment of assets – – – – – (66)
Other adjustments –
(3)                  (9)                    (28)                  (26)                  (34)
Taxation effect on other adjustments (1) 1 2 7 7 8
Headline
earnings
866                     883                 429                2 052                   921                  997
Discontinued operations
Net profit/(loss)
141                     159                 (38)                   410                  (74)                   (19)
Adjusted for:
Profit on sale of investment
in
subsidiary
–                       –                     –                       –
(138) (54)
Taxation effect of profit on sale
of investment in subsidiary
– – – – 34 34
Profit on sale of property,
plant
and equipment
–                     (1)                   (2)                     (2)                  (2)                     (2)
Taxation effect of profit on sale of
property, plant and equipment
– – 1 – 1 1
Foreign exchange loss reclassified
from other comprehensive income*
– – – – 84 –
Headline
earnings/(loss)
141                   158                   (39)                   408                  (95)                 (40)
Total headline earnings
1 007
1 041
390
2 460
826
957
1
The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 3 in this regard.
* There is no taxation effect on these items.
Net asset value per share
At                      At                   At                    At
31 March
31 December
30 June
31 March
2012                   2011                2011                2011
(Unaudited)
(Audited)
(Unaudited)
Number of shares in issue 431 471 444
431 312 677      430 084 628       429 807 371
Net asset value per share (cents) 7 728 7 565 7 013 6 916

Results for the third quarter FY12
and nine months ended 31 March 2012
6.    Borrowings
The Nedbank revolving credit facility was repaid in full during the December 2011 quarter. The full R850 million facility is available until
December 2013. The balance on Nedbank term facilities at the end of March 2012 quarter is R915 million.
In addition to the US$50 million drawn during the September 2011 quarter, a further US$40 million of the US$300 million syndicated revolving credit facility was drawn during the March 2012 quarter, with US$210 million still available. The facility is repayable by August 2015 and attracts interest at LIBOR plus 260 basis points, which is payable quarterly.
7.
Commitments and contingencies
At                     At                     At                   At
31 March
31 December
30 June
31 March
2012                  2011                 2011
2011
Figures in million
(Unaudited)
(Audited)
(Unaudited)
Capital expenditure commitments:
Contracts for capital expenditure 391 291 194 191
Authorised by the directors but not contracted for 3 032 3 373 1 504 2 175
3 423
3 664
1 698
2 366
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liability
For a detailed disclosure on contingent liabilities refer to Harmony’s annual report for the financial year ended 30 June 2011, available on the group’s website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2011, except as discussed below.
Harmony reached a mutually acceptable settlement with the plaintiff class and this settlement was found to be fair and reasonable and was approved by the United States District Court in November 2011. A single class member has filed an appeal of the District Court’s order approving the settlement. That appeal is currently pending in the United States Court of Appeals for the Second Circuit. The settlement amount has been paid into escrow by the company’s insurers and will be distributed to the plaintiffs once the appeal has been finalised.
8.     Subsequent events
During April 2012, an amount of R86 million was received from Gold One relating to the sale of shares in Rand Uranium. An additional
R25 million is being held in an escrow account for a period of 12 months.
9.     Segment report
The segment report follows on the page 23.
10.     Reconciliation of segment information to consolidated income statements
Nine months ended
31 March
31 March
1
2012               2011
Figures in million
(Unaudited)     (Unaudited)
The “Reconciliation of segment information to consolidated income statement” line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement and segment report:
Reconciliation of production profit to gross profit
Total segment revenue
12 341 9 023
Total segment production costs (7 834) (6 649)
Production profit per segment report 4 507 2 374
Discontinued operations
(543)                 (75)
Production profit from continuing operations 3 964 2 299
Cost of sales items, other than production costs and royalty expense (1 540) (1 329)
Gross profit as per income statements *
2 424
970
1
The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 3 in this regard.
* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

SEGMENT REPORT
(Rand/Metric) (Unaudited)
for the nine months ended 31 March 2012
Production
Production
Capital
Kilograms
Tonnes
Revenue
cost
profit/(loss)
expenditure
produced
milled
31 March
31 March
31 March
31 March
31 March
31 March
2012
2011
2012
2011
2012
2011
2012
2011
2012
2011
2012
2011
R million
R million
R million
R million
kg
t’000
Continuing operations
South Africa
Underground
Bambanani
421           671            480            603           (59)             68           212             231 1 068 2 289            163            314
Doornkop 939           530            626            418           313            112           201             221 2 263 1 755            667            484
Joel 773           295            406            293           367                2            42               55 1 873 1 001            410           286
Kusasalethu 1 678 1 252 1 072            976           606            276           312            274 4 043 4 023            860           794
Masimong 1 032 1 045            635            571           397            474           166            129 2 466 3 453            702           678
Phakisa 753           390            585            337           168              53           227            276 1 800 1 290            368           281
Target 1 497           732           916             520           581            212           245            348 3 655 3 017            844           562
Tshepong 1 694 1 508           935             852          759             656           199            201 4 035 4 995            916 1 016
Virginia 479           539           366             451          113              88             51              63 1 134 1 793            282           470
Surface
All other surface operations
1 074           763           678            606           396             157 96 93              2 569         2 581         6 997          7 640
Total South Africa
10 340        7 725         6 699         5 627         3 641         2 098           1 751        1 891            24 906        26 197       12 209        12 525
International
Hidden Valley 895            718          572            517            323            201          175            212             2 098          2 292         1 307          1 259
Other –               –              –               –               –               – 192                –                 –                –                –                –
Total international
895            718           572           517           323            201           367            212              2 098         2 292         1 307           1 259
Total continuing operations
11 235         8 443         7 271        6 144          3 964        2 299         2 118         2 103            27 004        28 489       13 516         13 784
Discontinued operations
Evander 1 106            580           563           505            543             75            131            146 2 674 1 894             491          635
Total discontinued operations
1 106            580           563           505            543             75            131            146
2 674
1 894             491          635
Total operations
12 341         9 023         7 834        6 649          4 507        2 374         2 249         2 249      29 678              30 383         14 007      14 419
Reconciliation of the segment information to
the consolidated income statement (refer to note 10)
(1 106) (580) (563) (505)
11 235
8 443
7 271
6 144

Results for the third quarter FY12
ended 31 March 2012
25
Operating results
(US$/Imperial)
South Africa
International
Discontinued
Operations
Underground production
Surface production
Three
months
ended
Bamba-
nani
Doorn-
kop
Joel
Kusasa-
lethu
Masi-
mong
Phakisa
Steyn 2
Target 1
Target 3
Tshepong
Unisel
Total
Under-
ground
Kalgold
Phoenix
Dumps
Total
Surface
Other
Total
South
Africa
Hidden
Valley
Other
Total
Continuing
Operations
Evander
Evander
Surface
Harmony
Total
Ore milled
– t’000
Mar-12
22
174
125
301
262
142
12
210
90
356
99
1 793
342
1 385
895
2 622
–
4 415
461
–
4 876
136
54
5 066
Dec-11 28 256 165 282 256 139 17 229 84 337 110 1 903 365 1 196 851 2 412 – 4 315 523 – 4 838 129 41 5 008
Gold produced
– oz
Mar-12
5 369
16 075
14 629
39 256
24 949
19 805
2 443
27 714
9 517
41 699
10 674
212 130
7 234
6 430
12 153
25 817
–
237 947
15 754
–
253 701
26 685
1 029
281 415
Dec-11 6 880 28 839 23 374 40 767 28 743 21 155 3 633 32 826 9 517 49 994 14 854 260 582 8 777 6 655 13 600 29 032 – 289 614 26 235 – 315 849 27 039 1 704 344 592
Yield                    –
oz/t
Mar-12
0.244
0.092
0.117
0.130
0.095
0.139
0.204
0.132
0.106
0.117
0.108
0.118
0.021
0.005
0.014
0.010
–
0.054
0.034
–
0.052
0.196
0.019
0.056
Dec-11 0.246 0.113 0.142 0.145 0.112 0.152 0.214 0.143 0.113 0.148 0.135 0.137 0.024 0.006 0.016 0.012 – 0.067 0.050 – 0.065 0.210 0.042 0.069
Cash operating
– $/oz
Mar-12
1 991
1 617
1 132
1 166
1 063
1 322
1 801
966
1 426
982
1 435
1 191
1 300
971
1 063
1 107
–
1 182
1 721
–
1 216
864
1 113
1 182
costs
Dec-11 2 170 910 767 1 087 926 1 152 1 297 779 1 348 783 1 061 969 1 031 909 877 931 – 965 1 031 – 970 824 779 958
Cash operating
– $/t
Mar-12
486
149
132
152
101
184
367
127
151
115
155
141
27
5
14
11
–
64
59
–
63
170
21
66
costs
Dec-11 533 103 109 157 104 175 277 112 153 116 143 133 25 5 14 11 – 65 52 – 63 173 32 66
Gold sold
– oz
Mar-12
5 241
14 821
12 410
44 497
24 274
19 258
2 379
25 753
8 841
40 574
10 385
208 433
6 655
6 494
12 185
25 334
–
233 767
13 053
–
246 820
27 328
1 029
275 177
Dec-11 7 009 29 289 24 081 38 613 29 257 21 541 3 697 33 437 9 710 50 895 15 143 262 672 8 809 6 462 13 439 28 710 – 291 382 34 273 – 325 655 26 299 1 704 353 658
Revenue             ($’000)
Mar-12
8 830
24 962
20 807
74 971
40 959
32 496
4 010
43 341
14 895
68 449
17 478
351 198
11 319
10 948
20 568
42 835
–
394 033
22 608
–
416 641
46 120
1 725
464 486
Dec-11 11 870 49 156 40 626 64 654 49 545 36 492 6 247 56 255 16 320 86 204 25 629 442 998 14 927 10 878 22 567 48 372 – 491 370 56 907 – 548 277 44 197 2 804 595 278
Cash operating
($’000)
Mar-12
10 688
25 990
16 557
45 762
26 516
26 177
4 401
26 773
13 573
40 964
15 316
252 717
9 404
6 246
12 923
28 573
–
281 290
27 105
–
308 395
23 066
1 145
332 606
costs
Dec-11 14 928 26 256 17 920 44 326 26 608 24 363 4 711 25 574 12 826 39 121 15 754 252 387 9 051 6 047 11 932 27 030 – 279 417 27 059 – 306 476 22 267 1 327 330 070
Inventory         ($’000)
Mar-12
(205)
(3 053)
(2 774)
7 488
(1 018)
(842)
(84)
(2 595)
(1 319)
(1 662)
(383)
(6 447)
(1 397)
(362)
680
(1 079)
–
(7 526)
(6 943)
–
(14 469)
1 143
–
(13 326)
movement
Dec-11 704 766 637 (4 242) 884 542 (71) 1 009 509 1 173 327 2 238 751 (42) (130) 579 – 2 817 6 622 – 9 439 (751) – 8 688
Production        ($’000)
Mar-12
10 483
22 937
13 783
53 250
25 498
25 335
4 317
24 178
12 254
39 302
14 933
246 270
8 007
5 884
13 603
27 494
–
273 764
20 162
–
293 926
24 209
1 145
319 280
costs
Dec-11 15 632 27 022 18 557 40 084 27 492 24 905 4 640 26 583 13 335 40 294 16 081 254 625 9 802 6 005 11 802 27 609 – 282 234 33 681 – 315 915 21 516 1 327 338 758
Operating          ($’000)
Mar-12
(1 653)
2 025
7 024
21 721
15 461
7 161
(307)
19 163
2 641
29 147
2 545
104 928
3 312
5 064
6 965
15 341
–
120 269
2 446
–
122 715
21 911
580
145 206
profit/(loss)*
Dec-11 (3 762) 22 134 22 069 24 570 22 053 11 587 1 607 29 672 2 985 45 910 9 548 188 373 5 125 4 873 10 765 20 763 – 209 136 23 226 – 232 362 22 681 1 477 256 520
Capital                ($’000)
Mar-12
7 061
8 025
1 818
13 155
5 702
10 100
1 896
7 678
2 815
8 292
2 213
68 755
2 407
358
158
2 923
1 261
72 939
10 605
10 121
93 665
5 492
–
99 157
expenditure
Dec-11 5 444 9 208 1 839 13 976 8 848 9 279 2 691 8 082 2 971 9 422 2 215 73 975 2 540 628 111 3 279 1 031 78 285 6 567 5 519 90 371 6 255 – 96 626
*     Operating profit/(loss) is comparable to the term production profit/(loss) in the segment report in the financial statements and not to the operating profit line item in the income statement.

Results for the third quarter FY12
and nine months ended 31 March 2012
CONDENSED CONSOLIDATED INCOME STATEMENTS
(US$)
(Convenience translation)
Quarter ended
Nine months ended
Year ended
31 March      31 December¹
31 March¹
31 March
31 March¹
30 June¹
2012                  2011                 2011                  2012                2011                2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Continuing operations
Revenue 417 548 395 1 469 1 196 1 659
Cost of sales (351) (385) (345) (1 151) (1 059) (1 533)
Production costs
(294)                  (316)                (276)                  (950)                (870)
(1 218)
Amortisation and depreciation (55) (61) (55) (179) (166) (230)
Impairment of assets – – – – – (39)
Employment termination
and restructuring costs
(2) (2) (4) (9) (19) (20)
Other items –
(6)                  (10)                   (13)                   (4)                  (26)
Gross
profit
66                    163                    50                   318                   137                 126
Corporate, administration and other expenditure (13) (10) (12) (34) (37) (46)
Social investment expenditure (3) (2) (4) (7) (9) (12)
Exploration expenditure
(18)                    (12)                  (11)                   (44)                  (32)                 (46)
Profit on sale of property, plant and equipment – – 1 4 3 4
Other (expenses)/income – net (1) 1 (1) 3 (8) (3)
Operating
profit
31                     140                   23                   240                     54                    23
Loss from associates – – (3) – (7) (7)
Reversal of impairment/(impairment)
of investment in associate
1 – (23) 7 (23) (20)
Net gain on financial instruments 5 8 – 10 15 18
Gain on farm-in option – – – – 39 38
Investment income
3                       3                     9                       8
16 19
Finance cost
(8)                   (10)                   (9)                   (28)                  (26)                  (38)
Profit before taxation
32
141
(3)
237
68
33
Taxation
82                    (31)                    42                    42                    35                   55
Normal taxation
(2)                     (7)                   (2)                  (15)                    (4)                     (3)
Deferred taxation
84                     (24)                  44                    57                    39                     58
Net profit from continuing operations
114
110
39
279
103
88
Discontinued operations
Profit/(loss) from discontinued operations 18 19 (5) 53 (10) (2)
Net profit for the period
132
129
34
332
93
86
Attributable to:
Owners of the parent
132 129 34 332 93 86
Earnings per ordinary share (cents)
Earnings from continuing operations
26 25 9 65 24 21
Earnings/(loss) from discontinued operations 4 5 (1) 12 (2) (1)
Total
earnings
30                     30                      8                     77                    22                    20
Diluted earnings per ordinary share (cents)
Earnings from continuing operations
26 25 9 64 24 21
Earnings/(loss) from discontinued operations 4 5 (1) 12 (2) (1)
Total diluted earnings
30
30
8
76
22
20
¹ The comparative figures are re-presented due to Evander being reclassified as a discontinued operation.
The currency conversion average rates for the quarter ended: March 2012: US$1 = R7.73 (December 2011: US$1 = R8.10, March 2011: US$1 = 6.99).
Nine months ended: March 2012: US$1 = R7.65 (March 2011: US$1 = R 7.06).
The income statement for the year ended 30 June 2011 has been extracted from the 2011 Annual Report, but is re-presented due to Evander being reclassified as a discontinued operation.
Note on convenience translation
Except where specific statements have been extracted from the 2011 Annual Report, the requirements of IAS 21, The Effects of the Changes in
Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 26 to 30.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(US$)
(Convenience translation)
Quarter ended
Nine months ended
Year ended
31 March
31 December
31 March
31 March
31 March
30 June
2012                   2011                2011                  2012                2011                 2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Net profit for the period 132 129 34 332 93 86
Other comprehensive (loss)/income for
the period, net of income tax
(19) 22 1 128 (7) 540
Foreign exchange translation (20) 26 3 128 – 555
Gain/(loss) on fair value movement of
available-for-sale investments
1 (4) (2) – (7) (15)
Total comprehensive income for the period
113
151
35
460
86
626
Attributable to:
Owners of the parent
113 151 35 460 86 626
The currency conversion average rates for the quarter ended: March 2012: US$1 = R7.73 (December 2011: US$1 = R8.10, March 2011:
US$1 = 6.99). Nine months ended: March 2012: US$1 = R7.65 (March 2011: US$1 = R 7.06).
The statement of comprehensive income for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(US$) (Unaudited)
for the nine months ended 31 March 2012
(Convenience translation)
Share
Other
Retained
Figures in million
capital
reserves
earnings
Total
Balance – 30 June 2011 3 686 99 142 3 927
Issue of shares
3                        –                       –                        3
Share-based payments
–                        9                       –                       9
Net profit for the period – – 331 331
Other comprehensive income for the period – 128 – 128
Dividends paid
–                       –
(56) (56)
Balance – 31 March 2012
3 689
236
417
4 342
Balance – 30 June 2010 4 171 38 102 4 311
Issue of shares
4                       –                        –                         4
Share-based payments
–                      13                       –                       13
Net profit for the period – – 97 97
Other comprehensive loss for the period – (7) – (7)
Dividends paid
–                        –
(32) (32)
Balance – 31 March 2011
4 175
44
167
4 386
The currency conversion closing rates for the period ended 31 March 2012: US$1 = R7.68 (March 2011: US$1 = R6.78).

Results for the third quarter FY12
and nine months ended 31 March 2012
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$)
(Convenience translation)
At                      At                       At                       At
31 March
31 December
30 June
31 March
2012                   2011                    2011                  2011
Figures in million
(Unaudited)
(Unaudited)
(Audited)
(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment 4 161 4 050 4 607 4 509
Intangible assets
286                    269                    320                      323
Restricted cash
4                       4                       5                         4
Restricted investments
235                     238                   278                      275
Deferred tax assets
136                     145                    170                     341
Investments in financial assets 24 23 27 35
Inventories
21                      21                      25                       33
Trade and other receivables 5 3 3 10
Total
non-current
assets
4 872                   4 753                  5 435                  5 530
Current assets
Inventories
141                     122                     124                     141
Trade and other receivables 164 139 158 164
Income and mining taxes 18 24 21 18
Cash and cash equivalents 186 149 102 97
509                     434                     405                    420
Assets of disposal groups classified as held for sale 173 39 40 26
Total
current
assets
682                     473                    445                     446
Total
assets
5 554                   5 226                 5 880                  5 976
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
3 689                   3 494                 4 033                   4 175
Other reserves
236                      240                   519                       44
Retained earnings
417                      291                  (102)                     167
Total
equity
4 342                    4 025                 4 450                  4 386
Non-current liabilities
Deferred tax liabilities
465                    549                     623                     830
Provision for environmental rehabilitation 248 258 291 263
Retirement benefit obligation and other provisions 24 22 26 26
Borrowings
166                     122                     181                    219
Total non-current liabilities
903
951
1 121
1 338
Current liabilities
Borrowings
41                      40                       49                      50
Income and mining taxes 1 – – 3
Trade and other payables 201 208 258 199
243                     248                     307                     252
Liabilities of disposal groups classified as held for sale 66 2 2 –
Total
current
liabilities
309                    250                     309                      252
Total equity and liabilities
5 554
5 226
5 880
5 976
The balance sheet for March 2012 converted at a conversion rate of US$1 = R7.68 (December 2011: US$1 = R 8.11, March 2011: US$1 = R6.78).
The balance sheet as at 30 June 2011 has been extracted from the 2011 Annual Report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
(US$)
(Convenience translation)
Quarter ended
Nine months ended
Year ended
31 March
31 December
31 March
31 March
31 March
30 June
2012                   2011                2011                  2012                2011                 2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Cash flow from operating activities
Cash generated by operations
88 193 30 437 194 346
Interest and dividends received 4 2 9 8 16 20
Interest paid
(3)                    (4)                    (5)                   (13)                   (14)                 (19)
Income and mining taxes refunded/(paid) 5 (18) 1 (15) (4) (7)
Cash generated by operating activities
94
173
35
417
192
340
Cash flow from investing activities
Decrease in restricted cash
– – – – 17 17
Proceeds on disposal of investment in subsidiary – – – – 32 30
Proceeds on disposal of investment in associate. 25 – – 25 – –
Pre-payment for Evander 6
and Twistdraai transaction
– – – – – 15
Other investing activities
(4)                      –                     2                      (4)                     3                     2
Net additions to property, plant and equipment (96) (96) (98) (286) (323) (445)
Cash utilised by investing activities
(75)
(96)
(96)
(265)
(271)
(381)
Cash flow from financing activities
Borrowings
raised 40
–                   36                   143                   110                  134
Borrowings repaid
(2)                   (89)                   (2)                 (142)                  (18)                  (81)
Ordinary shares issued – net of expenses – 1 2 3 4 6
Dividends paid (23) –
–                   (57)                  (30)                  (30)
Cash generated/(utilised) by
financing
activities
15                    (88)                   36                    (53)                   66                   29
Foreign currency translation adjustments
(4)
(4)
(5)
(4)
9
13
Net increase/(decrease) in cash and
cash
equivalents
30                    (15)
(30)                    95                    (4)                     1
Cash and cash equivalents
– beginning of period
156 164 127 91 101 101
Cash and cash equivalents
– end of period
186
149
97
186
97
102
The currency conversion average rates for the quarter ended: March 2012: US$1 = R7.73 (December 2011: US$1 = R8.10, March 2011:
US$1 = 6.99). Nine months ended: March 2012: US$1 = R7.65 (March 2011: US$1 = R 7.06).
Closing balance translated at closing rates of: March 2012: US$1 = R7.68 (December 2011: US$1 = R8.11, March 2011: US$ = R6.78).
The cash flow statement for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.

Results for the third quarter FY12
ended
31 March 2012
Segment report (US$/Imperial) Unaudited
for the nine months ended 31 March 2012
Production
Production
Capital
Ounces
Revenue
cost
profit/(loss)
expenditure
produced
Tons
milled
31 March
31 March
31 March
31 March
31 March
31 March
2012
2011
2012
2011
2012
2011
2012
2011
2012
2011
2012
2011
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing
operations
South Africa
Underground
Bambanani 55            95               63              85             (8)              10            28               33 34 336 73 593 180 346
Doornkop 123            75               82              59              41              16            26               31 72 757 56 425 735 534
Joel 101            42               53              42             48                –               6                8 60 219 32 182 452 315
Kusasalethu
219           177             140            138             79              39             41              39
129 985
129 343           948              876
Masimong 135 148              83              81             52               67            22              18 79 284 111 016 774 747
Phakisa
98             56              76              48             22                8             30              39
57 871 41 474 406 310
Target 196 104
120              74             76              30             32              49
117 512 96 999 931 620
Tshepong 221 214 122
121             99              93             26             29
129 727 160 592 1 009 1 120
Virginia 63             76              48              63              15              13               7               9 36 459 57 646 310 519
Surface
All other surface operations 141 107 88 86 53 21 9 13 82 628 82 980 7 717 8 426
Total South Africa
1 352
1 094            875             797            477             297            227           268
800 778
842 250
13 462
13 813
International
Hidden Valley 117 102               75             73              42             29              23              30 67 452 73 690 1 442 1 389
Other –               –                –               –                –               –               25             –              –               –                –                –
Total international
117
102               75             73              42             29              48             30
67 452
73 690
1 442
1 389
Total continuing operations
1 469
1 196             950            870            519           326            275            298
868 230
915 940
14 904
15 202
Discontinued operations
Evander 145             82              74              72              71             10              17              21 85 939 60 894 539 697
Total discontinued operations
145             82              74              72              71             10              17              21
85 939
60 894
539
697
Total operations
1 614
1 278
1 024            942            590           336            292            319
954 169
976 834
15 443
15 899

DEVELOPMENT RESULTS (Metric)
Quarter ended March 2012
Channel
Reef
Sampled
Width
Value
Gold
Meters
Meters
(Cm’s)
(g/t)
(Cmg/t)
Tshepong
Basal                         473 476 9.02 163.74 1 476
B Reef 80 42 86.14 9.97 858
All Reefs                   554
518
15.27
93.39
1
426
Phakisa & Nyala
Basal                        550 544 92.70 12.06 1 118
All Reefs                  550
544
92.70
12.06
1
118
Total Bambanani
(Incl. Bambanani, Steyn 2)
Basal                         54 54 146.80 14.18 2 082
All Reefs                   54
54
146.80
14.18
2
082
Doornkop
South Reef 228 264 38.00 16.52 632
All Reefs                   228
264
38.00
16.63
632
Kusasalethu
VCR Reef 537 532 78.20 27.17 2 125
All Reefs 537
532
78.20
27.17
2
125
Total Target
(Incl. Target 1 & Target 3)
Elsburg                     398
246 116.54 12.18 1 419
Basal                          12
28 22.00 32.35 712
A Reef 72 86 182.00 8.58 1 562
B Reef 28 42 139.00 16.07 2 233
All Reefs                    509
402
126.31
11.76
1
486
Masimong
Basal                         329
326 53.94 15.60 841
B Reef 91 87 88.94 4.83 430
All Reefs                    420
413
61.31
12.31
755
Evander
Kimberley                  448
459 52 20.872 1 085
All Reefs                   448
459
51.97
20.87
1
085
Virginia
(Unisel)
Basal                         133
76 191.66 10.60 2 031
Leader                       229
216 217.28 5.46 1 186
All Reefs                    362
292
210.61
6.68
1
406
Joel
Beatrix                        112
87 224.00 6.06 1 357
All Reefs                     112
87
224.00
6.06
1
357
Total Harmony
Basal 1 552 1 504 63.46 19.62 1 245
Beatrix                       112 87 224.00 6.06 1 357
Leader                       229 216 217.28 5.46 1 186
B Reef 199 171 100.55 9.73 978
A Reef 72 86 182.00 8.58 1 562
Elsburg                      398 246 116.54 12.18 1 419
Kimberley                  448 459 51.97 20.87 1 085
South Reef 228 264 38.00 16.63 632
VCR 537 532 78.20 27.17 2 125
All Reefs
3 774
3 565
83.83
15.70
1 316
DEVELOPMENT RESULTS (Imperial)
Quarter ended March 2012
Channel
Channel
Reef
Sampled
width
value
Gold
(feet)
(feet)
(inches)
(oz/t)
(in.oz/t)
Tshepong
Basal  1553 1 562 4.00 4.24 17
B Reef
263 138 34.00 0.29 10
All Reefs
1 817
1 699
6.00
2.73
16
Phakisa & Nyala
Basal
1 804
1 785 36.00 0.36 13
All Reefs
1 804
1 785
36.00
0.36
13
Total Bambanani
(Incl. Bambanani, Steyn 2)
Basal                       178 178 58.00 0.41 24
All Reefs                  178
178
58.00
0.41
24
Doornkop
South Reef 748 866 15.00 0.48 7
All Reefs                  748
866
15.00
0.48
7
Kusasalethu
VCR Reef 1 762 1 745 31.00 0.79 24
All Reefs
1 762
1 745
31.00
0.79
24
Total Target
(Incl. Target 1 & Target 3)
Elsburg
1 305
807 46.00 0.35 16
Basal 38 92 9.00 0.91 8
A Reef 235 282 72.00 0.25 18
B Reef 92 138 55.00 0.47 26
All Reefs
1 670
1 319
50.00
0.34
17
Masimong
Basal
1 080
1 070 21.00 0.46 10
B Reef 298 285 35.00 0.14 5
All Reefs
1 378
1 355
24.00
0.36
9
Evander
Kimberley
1 470
1 506 20.00 0.62 12
All Reefs
1 470
1 506
20.00
0.62
12
Virginia
(Unisel)
Basal                       438 249 75.00 0.31 23
Leader                     751 709 86.00 0.16 14
All Reefs
1 189
958
83.00
0.19
16
Joel
Beatrix                    366 285 88.00 0.18 16
All Reefs                 366
285
88.00
0.18
16
Total Harmony
Basal  5 092 4 936 25.00 0.57 14
Beatrix                     366 285 88.00 0.18 16
Leader                      751 709 86.00 0.16 14
B Reef 653 561 40.00 0.28 11
A Reef 235 282 72.00 0.25 18
Elsburg
1 305
807 46.00 0.35 16
Kimberley
1 470
1 506 20.00 0.62 12
South Reef 748 866 15.00 0.48 7
VCR
1 762
1 745 31.00 0.79 24
All Reefs
12 382
11 698
33.00
0.46
15

32
32

CONTACT DETAILS
Corporate Office
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue, Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za
Directors
P T Motsepe* Chairman
D Noko*^ Deputy Chairman
G P Briggs Chief Executive Officer
F Abbott Financial Director
H E Mashego Executive Director
F F T De Buck*^ Lead independent director
J A Chissano*
1
^, K V Dicks*^, Dr D S Lushaba*^, C Markus*^,
M Motloba*^, M Msimang*^, J Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1
Mozambican
Investor relations team
Henrika Basterfield
Investor Relations Officer
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail: henrika@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za
Company Secretary
Riana Bisschoff
Telephone: 011 411 2127
Mobile: +27 83 629 4706
E-mail: riana.bisschoff@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381
United Kingdom Registrars
Capita Registrars
The Registry, 34 Beckenham Road, Beckenham
Kent BR3 4TU, United Kingdom
Telephone: 0871 664 0300 (UK) (calls cost 10p a minute plus network extras, lines are open 8:30am – 5:30pm, Monday to Friday)
or +44 (0) 20 8639 3399 (calls from overseas)
Fax: +44 (0) 20 8639 2220
ADR Depositary
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company, Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email Queries: adr@db.com
Toll Free: +1-866-243-9656
Intl: +1-718-921-8200
Fax: +1-718-921-8334
Sponsor
JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1
Registration number
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 9, 2012
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title:     Financial Director